UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934

EGAIN CORPORATION
(Name of Issuer)

COMMON
(Title of Class of Securities)

28225C8064
(CUSIP Number)

TIMOTHY E. MORIARTY, C/o McGRATH, DOYLE & PHAIR
150 BROADWAY RM 1212
NEW YORK, NY 10038
TEL: 212-571-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

1 TIMOTHY E. MORIARTY
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

2 Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3 SEC Use Only

4 Source of Funds (See Instructions) PF

5 Ck if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)      N/A

6 Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With
7 Sole Voting Power     	2,001,849 SHARES
8 Shared Voting Power
9 Sole Dispositive Power	2,001,849 SHARES
10 Shared Dispositive Power
1Aggregate Amount Beneficially Owned by Each Reporting Person =2,001,849 shs Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  N/A
Percent of Class Represented by Amount in Row (11)    7.500%
Type of Reporting Person (See Instructions)                      IN


SPECIALINSTRUCTIONSFORCOMPLYINGWITH SCHEDULE 13D

Item 1
Security and Issuer
eGAIN CORPORATION
1252 Borregas Avenue
Sunnyvale, CA 94089

Class of Securities = Common



Item 2
Identity and Background
(a)	N/A
(b)         N/A
(c)        N/A
(d)        N/A
(e)        N/A
(f)         N/A

Item 3
Source and amount of funds or other consideration
PERSONAL FUNDS

Item 4
Purpose of Transaction
MATERIAL ACQUISITION FOR INVESTMENT PURPOSES

Item 5
Interest in Securities of the Issuer
(a) 2,001,849 SHARES 7.500 PER CENT OF CLASS
(b) 2,001,849
 c   N/A
(d) N/A
(e) N/A


Item 6
Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer = N/A

Item 7
Material to Be Filed as Exhibits
N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date		07/08/15

Signature	TIMOTHY E MORIARTY

Name/Title	TIMOTHY E MORIARTY